# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROSHARES TRUST, CIK 0001174610
CUSIP: 74347G184
Title of class of securities: Shares of beneficial interest of ProShares Short Bitcoin ETF
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 10/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001869683

## Reporting persons
- Maytree Asset Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 522,000; sole dispositive power 0; shared dispositive power 522,000; aggregate amount beneficially owned 522,000 (12.8% of the class)
- Wealthpath OFC: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 522,000; sole dispositive power 0; shared dispositive power 522,000; aggregate amount beneficially owned 522,000 (12.8% of the class)
- Liu Jie: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 522,000; sole dispositive power 0; shared dispositive power 522,000; aggregate amount beneficially owned 522,000 (12.8% of the class)

## Item 1. Issuer
Name of issuer: PROSHARES TRUST
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, MARYLAND, 20814.

## Item 2. Person Filing
Name of person filing: Maytree Asset Management Ltd (Maytree), Wealthpath OFC (Wealthpath) and Liu Jie
Address of principal business office or, if none, residence:
Unit 710, L7, Core D, Cyberport 3, 100 Cyberport Road,
Hong Kong, Hong Kong, 0
Citizenship: Please refer to Item 4 on each cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Maytree is an investment manager licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities in Hong Kong.

## Item 4. Ownership
Amount beneficially owned:
Maytree: 522,000
Wealthpath: 522,000
Liu Jie: 522,000
Percent of class:
Maytree: 12.83%
Wealthpath: 12.83%
Liu Jie: 12.83%
The percentages are based on 4,067,879 shares outstanding as of October 30, 2026.
Sole power to vote or to direct the vote:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Shared power to vote or to direct the vote:
Maytree: 522,000
Wealthpath: 522,000
Liu Jie: 522,000
Sole power to dispose or to direct the disposition:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Shared power to dispose or to direct the disposition:
Maytree: 522,000
Wealthpath: 522,000
Liu Jie: 522,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Persons are directly held by Wealthpath. Maytree serves as the investment manager for Wealthpath with respect to such securities. Liu Jie is the sole director and shareholder of Maytree and, by virtue of such positions, may be deemed to share voting and dispositive power over, and therefore to beneficially own, the securities beneficially owned by Maytree. Pursuant to Rule 13d-4 under the Act, Liu Jie disclaims beneficial ownership of such securities, and the filing of this Schedule 13G shall not be construed as an admission that Liu Jie is, for purposes of Section 13(d) or 13(g) of the Act or otherwise, the beneficial owner of any securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Managers licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Maytree Asset Management Ltd: KWAI LUN HO, Chief Compliance Officer (11/04/2026)
- Wealthpath OFC: KWAI LUN HO, Chief Compliance Officer (11/04/2026)
- Liu Jie: Liu Jie, Director (11/04/2026)